Prospectus Supplement No. 1 (to Prospectus dated September 8, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-137216

WORLDGATE COMMUNICATIONS, INC.

7,975,752 Shares of Common Stock

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated September 8, 2006, including any amendments thereto.  This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated September 8, 2006.

On August 11, 2006, the Company completed a private placement with an institutional investor (the “Investor”) of a secured convertible debenture in the principal amount of $6,000,000.  As part of the private placement, the Company issued to the Investor 177,419 shares of common stock and warrants to purchase a total of 1,415,454 shares of common stock.  On October 13, 2006, upon the satisfaction of certain conditions precedent, the Company sold to the Investor additional secured convertible debentures in an aggregate principal amount of $5,000,000 and warrants to purchase a total of 1,179,546 shares of common stock.

On May 18, 2007, the Company and the Investor amended the terms of the secured convertible debentures to (1) remove the Investor’s ability, upon conversion of the debentures, to demand cash in lieu of shares of common stock, and (2) clarify that the Company may issue restrictive shares if there is no effective registration statement at the time of conversion.  The terms of the convertible debentures were amended to permit the Company to reclassify the conversion option in the convertible debentures from debt to equity.

This prospectus supplement is dated May 18, 2007